                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13G


             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 and 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934




                                 Selfcare, Inc.
                                (Name of Issuer)

                     Common Stock, Par Value $.001 Per Share
                         (Title of Class of Securities)

                                   81631R 10 7
                                 (CUSIP Number)



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CUSIP No. 81631R 10 7               13G                       Page 2 of 6 Pages
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1.        NAME OF REPORTING PERSON
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 Ron Zwanziger
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2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  / /
                                                                       (b)  / /
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3.        SEC USE ONLY

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4.        CITIZENSHIP OR PLACE OF ORGANIZATION
                    United Kingdom
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         NUMBER OF          5.       SOLE VOTING POWER    1,584,375
                            ----------------------------------------------------
          SHARES            6.       SHARED VOTING POWER   0
       BENEFICIALLY
                            ----------------------------------------------------
         OWNED BY           7.       SOLE DISPOSITIVE POWER  1,584,375
           EACH
                            ----------------------------------------------------
         REPORTING          8.       SHARED DISPOSITIVE POWER   0
        PERSON WITH
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9.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON
                    1,584,375*
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10.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES                                                    / /
--------------------------------------------------------------------------------
11.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                   22.5 %
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12.       TYPE OF REPORTING PERSON
                    IN
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* Does not include 751,166 shares of Common Stock held by other stockholders of the Selfcare, Inc. who, together with Mr. Zwanziger, are parties to a voting agreement, pursuant to which such parties have agreed to vote all shares held by them in accordance with the recommendation of the Selfcare, Inc.'s Board of Directors, through December 31, 1997. In addition, does not include 5,226 shares held by trust for the benefit of the children of the reporting person, whose trustee is the reporting person's spouse. The reporting person disclaims beneficial interest of these securities, and this report shall not be deemed an admission that the reporting person is the beneficial owner for purposes of
Section 16 or for any other purpose.

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CUSIP No. 81631R 10 7                    13G                  Page 3 of 6 Pages
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ITEM 1(a).        NAME OF ISSUER:

                  Selfcare, Inc.

ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  200 Prospect Street, Waltham, Massachusetts 02154

ITEM 2(a).        NAME OF PERSON FILING:

                  Ron Zwanziger

ITEM 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  c/o Selfcare, Inc. 200 Prospect Street, Waltham, Massachusetts 02154

ITEM 2(c).        CITIZENSHIP:

                  United Kingdom

ITEM 2(d)         TITLE OF CLASS OF SECURITIES:

                  Common Stock, par value $.001 per share

ITEM 2(e)         CUSIP NUMBER:

                  81631R 10 7

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

                  Not applicable

ITEM 4.           OWNERSHIP.

         If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1 (b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

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CUSIP No. 81631R 10 7                      13G                Page 4 of 6 Pages
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         (a)      Amount beneficially owned:

                  1,584,375 (of which the reporting person has the right to acquire 1,062,425 shares)*

         (b)      Percent of class:

                  22.5%

         (c)      Number of shares as to which such person has:

         (i)      Sole power to vote or to direct the vote   1,584,375

         (ii)     Shared power to vote or to direct the vote    0

         (iii)    Sole power to dispose or to direct the disposition of
                  1,584,375

         (iv)     Shared power to dispose or to direct the disposition of  0

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  Not applicable.

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Not applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Not applicable.

ITEM 10.          CERTIFICATION.

                  Not applicable.

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CUSIP No. 81631R 10 7                        13G              Page 5 of 6 Pages
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* Does not include 751,166 shares of Common Stock held by other stockholders of the Selfcare, Inc. who, together with Mr. Zwanziger, are parties to a voting agreement, pursuant to which such parties have agreed to vote all shares held by them in accordance with the recommendation of the Selfcare, Inc.'s Board of Directors, through December 31, 1997. In addition, does not include 5,226 shares held by trust for the benefit of the children of the reporting person, whose trustee is the reporting person's spouse. The reporting person disclaims beneficial interest of these securities, and this report shall not be deemed an admission that the reporting person is the beneficial owner for purposes of
Section 16 or for any other purpose.

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CUSIP No. 81631R 10 7                   13G                   Page 6 of 6 Pages
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                           February 14, 1997
                                           -----------------
                                                  Date

                                           /s/ Ron Zwanziger
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                                                Signature


                                           Ron Zwanziger
                                           -----------------
                                              Name/Title